June 12, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Terence O’Brien, Branch Chief

Re:	Solazyme, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 14, 2014

File No. 001-35189

Ladies and Gentlemen:

Solazyme, Inc. (the “Company”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 4, 2014, relating to the above-referenced Form 10-K of the Company filed March 14, 2014 (the “Form 10-K”).

For ease of review, we have set forth below comments numbered 1 and 2 from your letter received, together with the Company’s responses thereto.

Form 10-K for the Year Ended December 31, 2013

Legal Proceedings, Page 46

1.	Please tell us why you have not included in your legal proceedings disclosure regarding the arbitration between you and Roquette Frères, S.A. discussed on page 26. Please refer to Item 103 of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and its reference to Item 103 of Regulation S-K, which requires the brief description of any “material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the registrant or any of its subsidiaries is a party or of which any of their property is the subject.”

As of March 14, 2014, the filing date of the Annual Report on Form 10-K for the Year Ended December 31, 2013, the Company did not consider the arbitration to be material because, as of such date, the Company did not believe the proceedings presented a material risk (a) that the Company would be required to pay monetary damages, (b) to the Company’s ability to commercialize its products, including for the food, nutraceuticals and animal feed markets or (c) that the Company would incur legal costs related to the arbitration proceeding that would be material under Item 103 of Regulation S-K.

The description of the arbitration under the caption “Risk Factors” on page 26 of the Form 10-K is intended to provide context to the discussion of the wind-down of Solazyme Roquette Nutritionals, LLC and, more importantly, to highlight to the reader that because there was, as of the date of filing the Form 10-K, an ongoing arbitration proceeding concerning outstanding issues between the Company and Roquette Frères, S.A. associated with the dissolution of the joint venture, the Company could not be sure that other disputes would not arise that may be “costly, time-consuming to resolve and distracting to [the Company’s] management.”

The Company continues to closely monitor the progress of the arbitration proceeding and reevaluates the disclosure relating to such proceeding in connection with each of its relevant filings with the Commission.

2.	We note your disclosure on page 55 that Mitsui, QVC, Sephora and the Solazyme Bunge JV each accounted for more than 10% of your revenues, and collectively accounted for 72% of your total revenues. Please tell us what consideration you have given to filing your agreements with QVC, Sephora and Mitsui as exhibits to your registration statement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment, and confirms that it has carefully considered the requirements of Item 601(b)(10) of Regulation S-K as they relate to the Company’s agreements with QVC, Sephora and Mitsui, and has concluded that such agreements are appropriately not included as exhibits to the Company’s Form 10-K and currently effective registration statement on Form S-3 (through incorporation by reference).

Although each of QVC, Sephora and Mitsui are valued partners, each of which was responsible for greater than 10% of the Company’s revenues in 2013, the Company believes that each of the agreements with these partners was made in the ordinary course of the Company’s business because each agreement “is such as ordinarily accompanies the kind of business conducted by the [Company] and its subsidiaries,” as described in Item 601(b)(10)(ii). In addition, the QVC, Sephora and Mitsui agreements are not contracts upon which the Company’s business is “substantially dependent” (as provided in Item 601(b)(10)(ii)(B) of Regulation S-K). The Company does not depend on any of these agreements financially, technologically or otherwise, and none of these agreements accounts, by itself, for the sale of “the major part of the Company’s products and services.” Moreover, as the Company’s production facilities continue to ramp up in coming quarters, the Company expects that revenues attributable to each of these agreements will increasingly account for a relatively less significant part of overall revenues.

The agreements between the Company and each of QVC and Sephora contemplate the sale and promotion of the Company’s personal care products. Sales and promotion contracts like these are ordinary course in the market in which this portion of the Company is operating. Also, the Company has entered into a number of sales and promotion contracts similar in nature to the QVC and Sephora agreements, and expects to enter into additional, similar agreements in the future.

The agreement between the Company and Mitsui contemplates the joint development by the Company and Mitsui of a suite of products for use primarily in the oleochemical industry. Under the agreement, the Company may earn the right to receive payments from Mitsui if certain technology milestones are achieved. This type of joint development agreement is and has been a tool for the Company to cost-effectively develop partnerships and technology, which the Company has regularly entered into in the ordinary course of its business, similar to the practice of other companies in this industry. The Company also expects to enter into such agreements in the ordinary course of business in the future.

For the reasons described above, the Company concluded that Item 601(b)(10) of Regulation S-K did not require that the Company’s agreements with Mitsui, QVC and Sephora be filed as exhibits to the Company’s Form 10-K and registration statement on Form S-3 (through incorporation by reference).

We appreciate your assistance in this matter. Please do not hesitate to call me at (650) 780-4777 if you have any questions regarding this matter.

Sincerely,

/s/ Tyler Painter

Tyler Painter

Chief Financial Officer

cc:	Mr. Jonathan Wolfson, Solazyme, Inc.
cc:	Mr. Paul Quinlan, Solazyme, Inc.

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